Exhibit 4.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Neovasc Inc. (the “Company”)
13700 Mayfield Place, Suite 2135
Richmond, BC,
V6V 2E4

Item 2.	Date of Material Change

March 3, 2014

Item 3.	News Release

A news release announcing this material change was issued March 3, 2014 and a copy has been filed on SEDAR.

Item 4.	Summary of Material Changes

On March 3, 2014, the Company announced that it had entered into an agreement with Cormark Securities Inc. (the “Underwriter”) to complete a C$25,152,000 bought deal equity financing.

Item 5.	5.1 — Full Description of Material Change

On March 3, 2014, the Company announced that it had entered into an agreement with the Underwriter pursuant to which the Underwriter agreed to buy and sell to the public 4,192,000 common shares (“Common Shares”) of the Company at a price of C$6.00 per Common Share, for gross proceeds to the Company of C$25,152,000 (the “Offering”). Closing of the Offering is expected to occur no later than March 26, 2014 and is subject to regulatory approval including that of the TSX Venture Exchange.

The Common Shares to be issued under the Offering will be offered by way of a short form prospectus in the Province of British Columbia, in the United States on a private placement basis only to “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended) and in certain other jurisdictions. The net proceeds of the Offering will be used to advance the development of the Tiara™ and Reducer™ products and for general corporate and working capital purposes.

5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Chris Clark, Chief Financial Officer of the Company, at 604-270-4344.

Item 9.	Date of Report

March 5, 2014.